VIA EDGAR AND FACSIMILE

February 9, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: William H. Demarest IV, Accountant

Re:	Consolidated-Tomoka Land Co.
Forms 8-K and 8-K/A for the Period February 1, 2012
Filed February 6, 2012 and February 7, 2012
File No. 1-11350

Dear Mr. Demarest:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated February 8, 2012 (the “Comment Letter”) regarding the above-referenced Forms 8-K and 8-K/A for the Period February 1, 2012, filed February 6, 2012 and February 7, 2012 (the “Form 8-K”) by Consolidated-Tomoka Land Co. (the “Company”).

We have set forth in italicized type the text of the Staff’s comment set forth in the Comment Letter, followed by the Company’s response.

1.           Once the dismissal of your former accountants becomes effective, please amend your Form 8-K to provide the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. Your amended Form 8-K should also include updated disclosures under Item 304(a)(1)(ii), (iv) and (v).  To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether they agree with the statements made in your revised Form 8-K.

Response

We are aware of our obligation to timely file an Item 4.01 Form 8-K/A to disclose the date on which we formally dismiss KPMG LLP (“KPMG”).  We expect KPMG’s dismissal to occur upon the conclusion of their audit engagement for the fiscal year ending December 31, 2011.  At that time, we will provide the disclosures required by Item 304(a)(1) of Regulation S-K, updated through the date of filing our Form 10-K for the year ending December 31, 2011, and will obtain and file an updated Exhibit 16 letter from KPMG. We expect this filing to be made in early March 2012.

The Company further acknowledges that:

·	it is responsible for the adequacy and accuracy of the disclosure in the filings;

·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates the staff’s review of its filing. Please address any comments or questions with respect to the foregoing to the undersigned at (386) 274-2202.

Sincerely,
CONSOLIDATED-TOMOKA LAND CO.

By:  /s/ John P. Albright
      John P. Albright
      President and Chief Executive Officer

cc:           Tom McAleavey, Holland & Knight LLP